Exhibit 99.1

Nisun International Completes Acquisition of Qingdao Sailang International to Support its International Metal Ore Supply Chain Initiatives

SHANGHAI, China, August 17, 2022 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that it has completed the acquisition of Qingdao Sailang International Trade Co., Ltd (“Qingdao Sailang”), a company engaged in domestic and international trades of metal ore, for RMB5 million, or approximately USD741.5 thousands. Following the acquisition, the Company owns 100% of the equity in Qingdao Sailang through its subsidiary, NiSun Ocean (Qingdao) Supply Chain Investment Co., Ltd. The transaction was financed with cash on hand.

Qingdao Sailang primarily operates in the international trade of metal ore, such as silver ore, zinc concentrate, lead concentrate and other non-ferrous metals, within mainland China, as well as Southeast Asian and South American regions, including the Philippines and Venezuela. Through this acquisition, Qingdao Sailang will benefit from Nisun’s professional supply chain management team to further broaden the scale of its business.

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented, “Qingdao Sailang controls an extensive metal ore supply chain network. This business combination provides us with opportunities to enter into the metal ore industry, while facilitating the development of our international supply chain business. We look forward to innovating and expanding access to quality international supply chains in various industries together.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries and controlled companies, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating and creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun's view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun's registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd
Investor Relations
Tel: +86 (21) 2357-0055
Email: ir@cnisun.com

ICR, LLC
Tel: +1 203 682 8233
Email: nisun@icrinc.com